Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.:000-21810

The following is a transcript of Gentherm Incorporated’s (“Gentherm”) second quarter financial results conference call held on July 23, 2026 which contains information regarding the proposed business combination between Gentherm and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of Modine Manufacturing Company (“Modine”).

Presentation

Operator

[Operator Instructions] Please note that this conference is being recorded. I’ll now turn the conference over to Gregory Blanchette, Senior Director of Investor Relations. You may begin.

Gregory Blanchette

Thank you, and good morning, everyone. Thanks for joining us today. Gentherm’s earnings results were released earlier this morning, and a copy of the release is available at gentherm.com. Additionally, a webcast replay of today’s call will be available later today on the Investor Relations section of Gentherm’s website. During this call, we will make forward-looking statements within the meaning of federal securities laws. These statements reflect our current views with respect to future events and financial performance, and actual results may differ materially. We undertake no obligation to update them except as required by law.

Please see Gentherm’s earnings release and its SEC filings, including the latest 10-K and subsequent reports, for discussions of our risk factors and other significant assumptions, risks, and uncertainties underlying such forward-looking statements. During the call, we will also discuss non-GAAP financial measures as defined by SEC Regulation G. Reconciliations of these non-GAAP financial measures to the comparable GAAP financial measures are included in our earnings release and investor presentation.

On the call with me today are [ Bill Presley ], President and Chief Executive Officer, and [ John Duyard ], Chief Financial Officer. During their comments, they will be referring to a presentation deck that we’ve made available on the investor section of Gentherm’s website. After the prepared remarks, we’d be pleased to take your questions. Now, I’ll turn the call over to Bill.

William Presley

Thank you, Greg, and good morning, everyone. Let’s begin on slide 3 for an update on our business and the market. Strong commercial execution, where we continue to significantly outperform the market, combined with operational discipline, resulted in an excellent first half, positioning Gentherm to deliver a solid year. Based on this performance, we are raising our full-year 2026 guidance. We continue to monitor the macroeconomic and geopolitical environment, and at the same time, we are proactively managing inflationary pressures through disciplined commercial actions and operational execution.

As we look ahead, our priorities remain clear. We are focused on executing our strategy, capitalizing on the opportunities within our control, and driving sustainable, profitable growth for our shareholders. Strategic profitable growth is a cornerstone of our strategy, and we continue to achieve critical milestones that position us for long-term success. We have confidence that Gentherm’s automotive business will grow over market while we continue to build momentum beyond the light vehicle market.

During the quarter, Gentherm products were selected by two leading North American-based furniture brands in the home and office market. In less than a year, we have successfully deployed our core technologies with five new customers and have visibility to $50 million to $100 million of revenue in this market by 2028. A strong proof point that our technology platforms are readily transferable beyond automotive and that we are moving with speed to capture these opportunities. In the medical market, we remain focused on refreshing the product portfolio and expanding our customer commercial channels.

I am pleased to announce that we have received FDA 510(k) clearance for ThermaFix, an innovative new solution developed by leveraging our proven automotive technology and intellectual property. This is a powerful example of our ability to transfer differentiated automotive innovations into new markets where they solve meaningful customer challenges. Our patented solutions combine conductive air-free patient warming with securement technology to help prevent both hypothermia and patient movement during robotic surgical procedures. We are actively commercializing ThermaFix and expect initial sales in the third quarter.

We are encouraged by the strong market interest, and as adoption grows, we believe ThermaFix has the potential to establish a new standard of care while further validating the scalability of our technology platforms. In addition, on July 1st, we completed the strategic acquisition of Innovative Medical Equipment. IME is the provider of the ThermaZone therapy device, which is a non- opioid thermal therapy solution designed to support pain management and recovery through controlled hot and cold therapy utilizing thermoelectric devices.

This is a great example of a strategic, disciplined, bolt-on acquisition that accelerates our strategy. This acquisition builds upon our market-leading capabilities in thermal management while expanding our patient product portfolio. IME has a strong growth trajectory and broad reach into Veterans Administration hospitals and clinics, enabling attractive cross-selling opportunities of our combined thermal management portfolio. Please turn to slide 4, where I will discuss some of our second quarter highlights.

The Gentherm team delivered a solid second quarter, reflecting the consistent execution of our strategy and reinforcing our confidence in the path we are on. We secured approximately $690 million in automotive new business awards during the quarter, bringing our year-to-date total to more than $1 billion. These awards were in line with our expectations and reflect continued customer demand for differentiated technologies. Just as important, our pursuit pipeline remains healthy, giving us confidence that 2026 will be another robust year for new business awards.

Product revenue reached a quarterly record of $416 million, driven by automotive climate and comfort solutions growth that continued to outpace underlying light vehicle production. This performance exceeded our expectations and demonstrates the value we continue to create from differentiated technologies and this commercial execution. Operationally, we continued to build momentum in the second quarter. Our initiatives to improve labor efficiency, equipment utilization, and inventory management are delivering measurable results, while the operating system we are implementing is driving greater rigor, consistency, and accountability across the organization.

These improvements are strengthening our foundation to expand margins, positioning us to deliver higher cash flow conversion over time. Overall, we are executing well across the business. We are winning with customers, improving the quality of our operations, and investing in the capabilities that will support profitable growth. Moving to slide 5. As we approach the close of our combination with Modine Performance Technologies, I am increasingly confident in the strategic value this transaction will create.

Together, we are building a fundamentally stronger company, one with greater scale, broader capabilities, and a more diversified portfolio positioned for the market to deliver sustainable long-term growth. This combination transforms Gentherm into a global leader in thermal and precision flow management solutions. By bringing together two highly complementary businesses, we significantly expand our product portfolio of mission-critical technologies, strengthen our innovation capabilities, and create a platform with greater opportunities to serve our customers across a broader range of applications.

Equally important, this transaction meaningfully diversifies our end market exposure. Our light vehicle mix will decrease from approximately 97% today to roughly 63% while expanding our presence in attractive growing markets such as commercial vehicle, off-highway, and power generation. This creates a more balanced business with multiple growth engines. The combined company will have a clear path to exceed $3.5 billion in revenue by 2030 with an attractive financial profile supported by margin expansion, robust cash flow generation, and disciplined capital allocation.

Together, these strengths position us to invest in future growth, realize the benefits of the combination, and create long-term value for our shareholders. I am excited about what lies ahead. The strategic rationale for this combination is compelling. Our integration planning is progressing well, and we believe the combined company will be better positioned than ever to deliver differentiated solutions for customers and superior returns for shareholders. I will now hand it over to John to discuss an update on our integration activities for the quarter.

Jonathan Douyard

Thanks, Bill. Now turning to slide 6. Since our last update, we have continued to work closely with the Modine team and have made significant progress toward the closing of the merger. Our primary focus is to ensure Performance Technologies can operate as a standalone division of Gentherm on day one, and that we are positioned to deliver value creation opportunities. Based on progress to date, we expect closing of the transaction to occur early in the fourth quarter, as we have completed many key sign-to-close deliverables and expect to close out the remaining items in the coming months.

As Bill noted, we remain excited about the combined business and will continue to keep you updated as we approach closing. Please turn to slide 7 for a review of the second quarter financials. Product revenue of $416 million was up 11% compared to the same period last year. Revenues excluding foreign currency translation increased 9.5%, exceeding our expectations driven by higher automotive volumes. Automotive climate and comfort solutions revenue increased 14.1% year-over-year, or 12.7% ex-FX, and included strong outperformance across all regions and product categories.

From a product perspective, lumbar and massage comfort solutions delivered another strong quarter of revenue growth at 38% year- over-year. Geographically, China performed well once again with trends from recent quarters continuing, including production increases from domestic Chinese OEM program launches and higher take rates from global OEM customers. Turning to profitability, we delivered $48.8 million of adjusted EBITDA for 11.7% of sales, compared to 12.2% in the second quarter of last year.

Strong operating leverage and benefits from operational excellence initiatives were offset by anticipated headwinds related to inflation recovery timing and planned footprint-related inventory reductions, as well as warranty accruals in both our automotive and medical businesses. On a reported GAAP basis, diluted earnings per share were $0.14 in the quarter. This was impacted by approximately $0.55 per share related to merger and restructuring expenses. Adjusted diluted earnings per share were $0.75, up 39% compared to $0.54 per share in the second quarter of last year.

Adjusted free cash flow was approximately $16 million year-to-date, in line with our expectations and historical seasonality, while CapEx was $14 million, down $9.5 million compared to the prior year as we continue to scrutinize spend. Moving to the balance sheet, we ended Q2 with net leverage of 0.3x, and we have liquidity of $502 million. Please turn to slide 8, where I will discuss our 2026 guidance, which excludes any impact related to our planned combination with Modine Performance Technologies.

Given our strong first half performance and second half revenue visibility, we are raising our 2026 full-year guidance for revenue, adjusted EBITDA, and adjusted free cash flow. At the midpoint, we expect revenue of $1.6 billion, representing roughly 5% growth for the year, compared with a decline in light vehicle production forecasts of approximately 3%, positioning us to deliver mid-to-high single-digit revenue growth over market. We expect adjusted EBITDA to be in the range of $185 million to $200 million, implying a midpoint margin of approximately 12%.

As previously discussed, we expect margins to remain lower in the third quarter before rebounding in Q4. Turning to cash, we estimate adjusted free cash flow between $85 million and $100 million, with CapEx in the range of $45 million to $55 million, or approximately 3% of sales. Overall, we delivered strong first half results and are pleased to raise guidance for the full year. Our recent trends indicate that Gentherm is at an inflection point for growth. We will continue to execute with discipline while remaining focused on strategic actions to drive long-term value.

Let’s turn to slide 9. Before turning it back to Bill, I’d like to reinforce our financial flexibility and strengths, which supports a disciplined and balanced approach to capital deployment. In the quarter, we secured $800 million of committed financing through the combination of a $550 million 5-year revolving credit facility and a $250 million term loan that supports the Modine transaction. Upon closing, we expect our net leverage ratio to be approximately 1x, providing ample liquidity to deliver on our strategy.

Our target is to maintain a net leverage ratio of 1x to 1.5x over time. In addition, we expect that the combined Gentherm and Modine business will generate significant cash flow in the coming years. Based on the forecast supporting our 2030 financial targets, we would expect to generate over $1 billion of cumulative unlevered free cash flow through 2030. We believe we have the necessary capacity to execute the Modine merger, support the combined business, and efficiently deploy capital to drive shareholder returns.

As we think about priorities, first, we will invest organically with a focus on return-driven investments that will drive profitable growth or expand margins. We recently demonstrated this capability through our successful entry into the home and office market, as well as the upcoming launch of ThermaFix. Second, we remain committed to returning capital to shareholders through repurchases, particularly in times of value dislocation. Earlier today, we announced a new stock repurchase authorization of up to $400 million over 3 years.

This authorization, which is nearly three times our previous program, reflects our confidence in the cash generation of the combined company and provides additional capacity to opportunistically return capital to shareholders. It is our current expectation that we will be repurchasing shares upon the closing of the Modine transaction. And lastly, we believe that M&A will serve an important role for the company in achieving our strategic growth priorities. We continue cultivating a wide range of opportunities that are aligned with our core technology platforms and attractive growth markets outside of light vehicles.

While at the low end of our targeted range, our recent acquisition of IME is a great example. It brings highly complementary products, technology, and commercial channels, as well as needed scale to Gentherm’s medical business. IME also brings an attractive financial profile with projected 2026 full-year revenue of approximately $17 million and 20% EBITDA margins. As part of Gentherm, we believe that IME can double its revenue and reach at least mid-teens ROIC by 2030, with returns covering cost of capital by year two.

Moving forward, we will continue to target M&A opportunities that are strategically and financially compelling as a lever to accelerate our strategy and enhance returns. In summary, the combination of a strong balance sheet, significant free cash flow generation, and a disciplined approach to capital deployment position Gentherm to simultaneously invest for growth and return capital to shareholders, all while continuing to operate in a comfortable leverage framework. We believe this ultimately results in substantial long-term value creation for our shareholders. I’ll now hand it back to Bill for some closing remarks.

Wiliam Presley

Thanks, John. I am pleased with the progress we have made in the first half of the year and even more excited about the opportunitiest hat lie ahead. We are executing our strategic priorities, improving the performance of our operations, and continuing to strengthen the foundation of the business. Every quarter, we make tangible progress that reinforces our confidence in the strategy we have in place.L ooking forward, we remain focused on disciplined execution, profitable growth, and creating long-term value for our shareholders.Wit h the momentum in our core business, the expansion of our technology into new markets, and the transformational combination with Modine Performance Technologies, we are building a fundamentally stronger company, one that is more diversified, more resilient, and better positioned to deliver growth, margin expansion, and increased cash flow. I am confident that we have the right strategy, the right team, and the right capabilities to capitalize on the opportunities ahead and deliver value for our customers, our employees, and our shareholders. With that, I will turn the call back to the operator to begin the Q&A session. Thank you.

Question and Answer

Operator

[Operator Instructions] One moment while we poll for questions. And our first question comes from the line of Ryan Sigdahl from Craig-Hallum Capital Group. Please proceed with your question.

Ryan Sigdahl

Wanna start with the core auto business, really nice auto awards in the quarter, overall outperformance. Just curious if there are any key programs or product categories to call out within those auto awards, and then how you feel about the RFP and kind of active pipeline that you guys are bidding on right now.

William Presley

Yes, I would say, Ryan, the awards were pretty well distributed. I wouldn’t call out any specific region, program, or customer that really drove it. So I think the commercial team on the auto side did a really nice job of texturing some broad wins there. And actually, it was exactly what we expected. If you remember when we talked, there was some conversation around Q1, was that too light. And we told you, don’t worry, we have a good pipeline and we remain confident in the second half. So it still looks like another robust year for awards.

Ryan Sigdahl

That’s great. Switching to medical, IME acquisition, I don’t believe I saw or heard, but what was the purchase price of that or terms around that? And then, John, just to be clear, the 2026, that’s a full year, $17 million, 20%, right? So assume half that for back half.

Jonathan Douyard

Yes, so the purchase price is $34 million. So as we look at the transaction, it’s a $17 million growth business today, obviously pro forma for the year. We expect significant growth as we talked about the business doubling here over the next couple of years. So we really like the growth profile of the business and how it fits internally. Profitability 20% EBITDA with opportunity to expand from that perspective as well. So, you know, we’ll contribute in the second half of the year contemplated in what we put out from a guidance perspective, you know, but really think it’s a good fit for where the medical business is and what it needs to scale and grow here.

Ryan Sigdahl

And then as it relates to ThermaFix, the commercial launch underway, any early demand metrics, indications, anything you can share kind of what you’ve seen thus far from the market for that product? And then I know you mentioned complementary sales channel distribution, but does IME add anything from a revenue synergy potential just from a whether it’s sales distribution or customers or anything that kind of accelerates potentially what you were previously expecting from ThermaFix and your core medical business?

William Presley

Yes, so on the ThermaFix side, as I said before, 510(k) clearance, all good. We are now producing. We are in the clinical trial period, so we are in the process of getting ready to ship to hospitals over 50, as we talked about before with the clinical trials. So we’re excited. Demand looks strong. Everybody’s excited about the product. They like the problems that it solves that they currently have in that space. So, you know, we’re very optimistic on that one.

I think the great thing about IME, to put it in perspective, so IME does hot-cold therapy utilizing thermoelectric devices, which is kind of the core of how our business was born, if you remember, but IME is largely in the Veterans Administration hospitals and clinics. So IME serves over 200 Veterans Administration hospitals and clinics, and they have almost zero channel access to where we are today. Conversely, we serve hospitals through select partnerships, distributors, and GPO. So there’s a very, very strong cross-selling opportunity between those markets.

Ryan Sigdahl

That’s great. Nice work, guys. And it appears like the PT business keeps getting stronger by the day, and that acquisition feels even better as you progress towards close there. Nice job, guys. I’ll turn it over to the others.

William Presley

Thanks, Ryan.

Operator

Thank you. And our next question comes from the line of Nathan Jones with Stifel. Please proceed with your question.

Nathan Hardie Jones

Stifel, Nicolaus & Company, Incorporated, Research Division

I’ll start with questions on the auto business. Obviously, you’ve outperformed your own outperformance targets relative to auto production here, you know, a close double-digit above market performance in the quarter. And I think you talked about mid-to-high single-digit for the full year outperformance, whereas you’ve been talking about mid-single digits. So just looking for some more color on that, where in the world that outperformance came from, how sustainable you view that outperformance, and just any other information you can give us on where you’re beating even your own targets in those markets.

Jonathan Douyard

Yes, and I think, I mean, if you look at growth, as we talked about, it’s relatively broad-based across both products as well as regions from an outperformance perspective. You know, we point to China being really strong based on launches, based on increased take rates, but it’s really, I would say, broad-based. I think as we get to the second half of the year, you do run into some tougher comps that are impacting year-over-year growth rates.

But we’ve consistently said that this business can grow mid-single digit over market over time. And we’re very confident in the ability to do that based on the visibility that we have, as well as just the industry dynamics in terms of penetration and take rates or adoption. And so we would expect that mid-single digits. It might not be linear every single year. Some might be a little higher, lower, but very confident in the trajectory of the automotive business and the opportunity to grow there.

Nathan Hardie Jones

Stifel, Nicolaus & Company, Incorporated, Research Division

Okay, thanks for that. I guess a second question on the home and office business and the new customer wins there. I think you said these ones are in North America. I think previous wins have been at least with manufacturers in China. So it’s nice to see it broadening out there. Can you just give us a little bit more about the business? Just talk about the materiality of it, how much it might add to revenue and what the trajectory is there. Any changes in targets by 2028 or estimates of what the TAM is here?

William Presley

Yes, Nathan, I would say that the—so yes, you’re right. The first awards that we announced and we were public with were KUKA, and they’re a Chinese-based manufacturer, one of the largest in the world. The other two that we’ve now added in North America are very large. They’ll name publicly before we can name. So announcements will come up, but they are quite large. What I would say is the wins with them were more sizable than what we had won with KUKA, but that’s a result of them pulling more content quicker. KUKA’s strategy was to be first to market with Gentherm, so we anticipate that that will continue to expand.

Overall, we’re excited about the home and office market. You know, latest data that we have and talking to the manufacturers is, you know, the TAM in that market for us is over $500 billion. The TAM is over $500 billion. So we’re still confident in that number that we put out there, $50 million to $100 million by 2028, but see possibility of not being at least at 50.

Nathan Hardie Jones

Stifel, Nicolaus & Company, Incorporated, Research Division

Great, thanks for taking my questions.

William Presley

Thanks, Nathan.

Operator

Thank you. And our next question comes from the line of Rajat Gupta with J.P. Morgan Chase. Please proceed with your question.

Rajat Gupta

JPMorgan Chase & Co, Research Division

It looks like the full-year guide rate was primarily driven by the second quarter performance. Is there some conservatism baked in in the second half yet, or are there any reasons that would suggest a slowdown in the organic growth cadence? Anything you can elaborate on that would be helpful. And then just given the strong start to ‘26, the strong bookings in the first half, would you be willing to update your original ‘27 revenue guide at all? Thanks, and have a follow-up.

Jonathan Douyard

Thanks, Rajat. I think the, you know, in terms of the ‘27 number, you know, we’re not in a position to update that at this point. I think we feel highly confident that we’ll be at the $1.7 billion or higher as we head into 2027. I think as you look at the second half of year, you probably wouldn’t be the first person as conservatives, but we’re looking at, there’s certainly a level of uncertainty that’s out there. We do have some of our runoff businesses, which has more of an impact in the second half of the year. And the first half in terms of end of program on some of those product lines, that’s a bit of a headwind. But based on the visibility we have, we’re comfortable with where the midpoint guidance is at this point.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Understood. That’s helpful. And then just on like the, you know, obviously the acquisition is due to close pretty soon. I’m curious, you know, as you’ve, like, done more work and learned more about the business behind the scenes, any update to what the cross-sell opportunities might be, the synergies opportunities might be on the commercial side that you may have learned or has come up in recent months? Just curious if that pipeline has grown as you’ve learned more about the opportunity. Thanks.

William Presley

Yes, I would say we’ve become very much, very confident in our ability to capture the $100 million-plus that we talked about by 2030 and cross-selling. It goes back really to the three pillars we talked about, right, cross-selling into the other markets, opening up the India region for us, which we currently are not in today, as well as product development and integration between the two companies. So very confident in the $100 million-plus number. And as you and I have talked before, over half of that will come up from the valves business, which is a business that we find very attractive.

Rajat Gupta

JPMorgan Chase & Co, Research Division

Understood. Great. Thanks for all the color and good luck.

William Presley

Thank you. Good talking to you.

Operator

And our next question comes from the line of Glenn Chin with Seaport Research Partners. Please proceed with your question.

Glenn Edward Chin

Seaport Research Partners

Congrats on the IME acquisition. Interesting that it’s thermoelectric-based. And as you mentioned, what the technology that Gentherm was for and from. Is that to say it’s, pardon me for asking because I’m not an engineer, is that predicated upon the Peltier effect, and that’s basically the use of electric current to create cooling and heating?

William Presley

That is correct, Glenn. It’s based on the Peltier effect, and the thermoelectric device either heats or cools the fluid that is flowed through the ThermaZone device. I get my thermos mixed up.

Glenn Edward Chin

Seaport Research Partners

Okay. And so is that to say, could this have been developed in-house, Bill?

William Presley

I mean, certainly the core technology is there to develop it in-house. We still have thermoelectric devices that we have, right, and that we use for active heating and cooling. So IME is a super strong fit for our core technology, super strong fit for our patient thermal management, which is based on, you know, thermoelectric devices. And we’re super excited about the cross-selling and our access now to the Veterans Administration and providing IME with access to our channels.

Glenn Edward Chin

Seaport Research Partners

Yes, certainly sounds promising. And then, I mean, I’m just searching for the device, and again, pardon me, I’m not a medical professional either, but it seems like there are a lot of competitor type devices, and I say that somewhat loosely. Are these competitor type devices competitive?

William Presley

Certainly they’re competitive, you know, just by the nature of that they’re competitive type devices. I would say that IME has shown a strong growth trajectory and very strong market adoption. So, you know, what’s really interesting about this technology is it’s pain management without opioids, right? And that’s really the magic of the device is it provides that. So we see a lot of potential in the market. We see a strong growth trajectory. And, again, we’re excited about taking this into our existing channels.

Glenn Edward Chin

Seaport Research Partners

Okay, very good. And then just a question on the margin performance. You guys cite a higher warranty accruals in both automotive and medical. Is that due to higher incident rates, and is it something we need to be baking in going forward?

William Presley

Yes, I’ll run right at that one. And the reason we called that out and put that in there was because we didn’t want it to really—we don’t want anything to mask the operational progress that we’re making in the discipline. We had an instance on the auto side last year when we started setting up our key performance indicators and really started tracking things as a percentage of sales and driving numbers into the operations. We observed some trends in our KPIs that made us look at a product and make some mechanical robustness improvements in that product late last year. It’s a very specific product with specific customer. In the first half, we saw increased claims. And you’ll see that this actually goes back to 2020. So we made the decision based on the robustness improvements we made last year, the trends that we saw, you know, to get this out in front of us and take the accrual. So we don’t view this as something that continues in the run rate.

Glenn Edward Chin

Seaport Research Partners

Okay, very good. Thanks for the detail, Bill. That’s it for me. Thanks.

Operator

Thank you. And with that, this does conclude our question and answer session, as well as today’s teleconference. We thank you for your participation, and you may disconnect your lines at this time, and have a wonderful rest of your day.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction among Gentherm, Modine Manufacturing Company (“Modine”) and Modine’s Performance Technologies business (“SpinCo”) (the “Proposed Transaction”), the parties have filed relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 filed by Gentherm on July 2, 2026 (the “Form S-4”) that includes a preliminary proxy statement/prospectus of Gentherm, and a registration statement on Form 10 filed by SpinCo on July 2, 2026 that incorporates by reference certain portions of the Form S-4 and serves as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. Neither the Form S-4 nor the Form 10 have yet become effective. After the Form S-4 is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to shareholders of Gentherm. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, Modine or SpinCo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm are available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo are available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026, and its proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026 and supplemented on April 10, 2026. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2026, which was filed with the SEC on May 27, 2026, and its proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on July 10, 2026. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained;

(15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, net leverage ratio, and adjusted EPS. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.